Proxy

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF ELDORADO GOLD CORPORATION (the "*Company*") TO BE HELD AT 3:00 PM AT THE CRISTAL ROOM, METROPOLITAN HOTEL 645 HOWE STREET, VANCOUVER, BC MAY 7, 2009

The undersigned shareholder ("*Registered Shareholder*") of the Company hereby appoints, Paul N. Wright or Earl W. Price or Dawn L. Moss of the Company, or failing them, in the place of the foregoing, ________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ________________________________

Please Print Name: ________________________________

Date: ________________________________

Number of Shares Represented by Proxy: ____________________

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Withhold
1	Elect as Director, John S Auston	______	______
2	Elect as Director, K. Ross Cory	______	______
3	Elect as Director, Robert R. Gilmore	______	______
4	Elect as Director, Geoffrey A. Handley	______	______
5	Elect as Director, Hugh C Morris	______	______
6	Elect as Director, Wayne D. Lenton	______	______
7	Elect as Director, Jonathan Rubenstein	______	______
8	Elect as Director, Donald M. Shumka	______	______
9	Elect as Director, Paul N. Wright	______	______
10	Appointment of PricewaterhouseCoopers LLP as Auditors of the Corporation for the ensuing year.	______	______
		For	**Against**
11	Authorize the Directors to fix the auditor's compensation	______	______
12	Approve an Ordinary Resolution adopting amendments to the amended and restated Incentive Stock Option Plan for Employees, Consultants and Advisors and to the amended and restated Incentive Stock Option Plan for Officers and Directors.	______	______
13	Approve an Ordinary Resolution confirming repeal of the Company's former By-Law No. 1 and the adoption of new By-Law No. 1.	______	______
14	Approve a Special Resolution adopting amendments to the Company's Articles to allow the Company to hold shareholder meetings outside of Canada	______	______

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person***, may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions***, may do the following:

   (a) *appoint one of the management proxyholders* named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). **Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote FOR each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;**

   OR

   (b) ***appoint another proxyholder,* who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder.** If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments to or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

8. You may use the internet site at www.valianttrust.com to transmit your voting instructions. You should have this form of proxy in hand when you access the web site. You will be prompted to enter your Control Number, which is located on this Form of Proxy. If you vote by internet, your vote must be received not later than 3:00 PM (Vancouver time) on May 5, 2009, or 48 hours prior to the time of any adjournment of the Annual and Special Meeting. This website may be used to appoint a proxy holder (the "proxy holder") to attend and vote on your behalf at the Annual and Special Meeting and to convey your voting instructions. Complete proxy instructions are found in the Information Circular.

To be represented at the Meeting, voting instructions *must be* ***DEPOSITED*** at the office of **VALIANT TRUST COMPANY** no later than forty-eight (48) hours (excluding Saturdays Sundays and holidays) prior to the time of the Meeting, of adjournment thereof.

The mailing address of Valiant Trust Company is **P.O. Box 6510 Stn. Terminal, Vancouver BC V6B 4B5,**
fax number is **604.681.3067**, or by Internet voting at **www.valianttrust.com**